JAMES L. PATEREK                                  JOHN FANNING
CHAIRMAN                                          CHAIRMAN
COMFORCE CORPORATION                              UNIFORCE SERVICES, INC.
2001 MARCUS AVENUE                                415 CROSSWAYS PARK DRIVE
LAKE SUCCESS, NY  11092                           P.O. BOX 9006
                                                  WOODBURY, NY 11797


October 27, 1997



Dear Uniforce Services, Inc. Shareholder:

         On August 13, 1997 Uniforce  Services,  Inc.  ("Uniforce") and COMFORCE
Corporation ("COMFORCE") signed an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which COMFORCE, through its indirectly wholly-owned subsidiary, COMFORCE Columbus, Inc. ("Subsidiary"), agreed to make an offer (the "Offer") to purchase all of the issued and outstanding shares of Uniforce Common Stock ("Shares") and to merge Uniforce with and into Subsidiary (the "Merger").

         COMFORCE, through its Subsidiary, is offering to purchase all of the Shares of Uniforce Common Stock at $28.00 per Share, net to the seller in cash, without interest thereon, plus 0.5217 shares of COMFORCE Common Stock per Share (collectively the "Per Share Amount") upon the terms and subject to conditions set forth in the enclosed Prospectus/Proxy Statement and in the related letter of transmittal (which, as amended from time to time, together constitute the "Offer"). The purpose of the Offer is to acquire Uniforce. Upon consummation of the Offer, COMFORCE will seek to obtain representation, at least commensurate with its equity interest, on the Board of Directors of Uniforce. COMFORCE also intends to consummate the Merger between Uniforce and its Subsidiary immediately following the consummation of the Offer pursuant to which Uniforce will become a wholly-owned subsidiary of COMFORCE.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), COMFORCE will accept for payment and pay for any and all Shares which are validly tendered on or prior to the Expiration Date 12:00 Midnight, New York City time on November 24, 1997 unless and until COMFORCE shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by COMFORCE, shall expire. Consummation of the Offer is conditioned upon, among other things, the satisfaction or waiver by COMFORCE of certain conditions including the Minimum Condition (as defined in the Prospectus/Proxy Statement) and including the receipt by COMFORCE of financing necessary to pay the aggregate cash portion of the Per Share Amount. A blue Letter of Transmittal which you can use to tender your Uniforce Common Stock is enclosed for your convenience.

         The Board of Directors of Uniforce has determined that each of the Offer and the Merger, upon the terms and conditions set forth in the Merger Agreement, is fair to, and in the best interests of the shareholders of Uniforce. Accordingly, the Board has unanimously adopted the Merger Agreement and unanimously recommends that the shareholders accept the Offer and vote in favor of approval of the Merger Agreement. In arriving at its recommendation, the board of directors of Uniforce gave careful consideration to the factors described in the enclosed Prospectus/Proxy Statement and Schedule 14D-9.

         You are cordially invited to attend a Special Meeting of Shareholders of Uniforce which is scheduled to be held on December 2, 1997 at 10:00 AM at the Garden City Hotel, 45 Seventh Street, Garden City, NY 11530 (the "Special Meeting") at which you will be asked to approve the Merger Agreement and the Merger. As described in the Prospectus/Proxy Statement, however, if COMFORCE receives at least 90% of the Shares in the Offer, it may determine to proceed with the Merger without the need for the Special Meeting. Upon the consummation of the Merger, all of the Shares which have not been tendered to COMFORCE in connection with the Offer will be converted into the right to receive the Per Share Amount.

         In view of the importance of the Offer and Merger, we urge you to review carefully the accompanying Notice of Special Meeting of Shareholders and the Prospectus/Proxy Statement, which contains information about Uniforce and COMFORCE and describes in detail the Offer and Merger and certain related matters, including the procedures and deadline for submitting a properly completed Letter of Transmittal.

         YOUR VOTE AND TENDER ARE IMPORTANT. WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE. A WHITE POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE TO RETURN THE PROXY CARD. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND, IF YOU WISH, VOTE YOUR SHARES IN PERSON.

         ADDITIONALLY, YOU ARE URGED TO TENDER YOUR SHARES PURSUANT TO THE OFFER BY COMPLETING THE BLUE LETTER OF TRANSMITTAL AND FOLLOWING THE DIRECTIONS INCLUDED WITH IT. A BROWN RETURN ENVELOPE IS ENCLOSED FOR YOU CONVENIENCE TO RETURN THE LETTER OF TRANSMITTAL.

Sincerely yours,



JAMES L. PATEREK                       JOHN FANNING

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                      ------------------------------------


                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                      ------------------------------------


                             UNIFORCE SERVICES, INC.
                            (Name of Subject Company)


                             UNIFORCE SERVICES, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                      ------------------------------------


                                    904724101
                      (CUSIP Number of Class of Securities)

                      ------------------------------------


                                  John Fanning
                             Chairman of the Board,
                      President and Chief Executive Officer
                             Uniforce Services, Inc.
                            415 Crossways Park Drive
                            Woodbury, New York 11797
                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)

                      ------------------------------------


                                 With a copy to:


                              David J. Adler, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                          New York, New York 10022-1170
                                 (212) 753-7200

================================================================================

ITEM 1.           SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Uniforce Services, Inc., a New York corporation (the "Company"), and the address of the principal executive offices of the Company is 415 Crossways Park Drive, New York, New York 11797. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2.           TENDER OFFER OF THE BIDDER.

         This statement relates to a tender offer by COMFORCE Columbus, Inc., a New York corporation (the "Purchaser"), an indirect wholly-owned subsidiary of COMFORCE Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated October 27, 1997, to purchase all the outstanding shares of Common Stock of the Company (the "Shares") at a price of $28, net to the seller in cash, plus .5217 shares of the common stock of Parent, upon the terms and subject to the conditions set forth in the Prospectus/Proxy Statement dated October 27, 1997 (the "Prospectus/Proxy Statement") and the related Letter of Transmittal (which together constitute the "Offer"). Parent and the Purchaser are sometimes referred to herein, collectively, as "COMFORCE".

         The Offer is being made pursuant to an Agreement and Plan of Merger, dated August 13, 1997 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that following satisfaction or waiver of all conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation") and an indirect wholly-owned subsidiary of Parent.

         Parent has advised that the principal executive offices of Parent and Purchaser are located at 2001 Marcus Avenue, Lake Success, New York 11042.

ITEM 3.           IDENTITY AND BACKGROUND.

         (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

         (b) Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, which is annexed hereto as Annex A and incorporated herein by reference, in the section entitled "Executive Compensation." In addition, certain contracts, agreements, arrangements or understandings relating to the Company and/or the Company's directors, executive officers or affiliates are contained in the Merger Agreement and related agreements, and are described below under "Merger Agreement," "Stockholders Agreement" and "Registration Rights Agreement."

THE MERGER AGREEMENT

         The following summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 14D-9 and is incorporated by reference herein. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

THE OFFER
---------

         The Merger Agreement provides that Parent, through the Purchaser, will offer to purchase all the issued and outstanding shares (the "Shares") of the Company Common Stock, at a per share price of $28.00, net to the seller in cash, without interest thereon, plus 0.5217 shares of the Common Stock of Parent (collectively, the "Per Share Amount"), upon the terms and subject to the conditions of the Offer. Pursuant to the Merger Agreement, COMFORCE's obligation to accept for payment and pay for Shares pursuant to the Offer is subject to (i) the condition (the "Minimum Condition") that at least that number of Shares that, when combined with the Shares already owned by it, constitutes at least 66.66% of the outstanding Shares, shall have been validly tendered and not withdrawn prior to the expiration date of the Offer (the "Expiration Date"), and
(ii) certain other conditions including the receipt by COMFORCE of financing in an amount sufficient to pay the aggregate Per Share Amount.

         Under the Merger Agreement, the Purchaser reserves the right to waive any or all unsatisfied conditions and otherwise amend the Offer, except that the Merger Agreement provides that COMFORCE may not make any change to the Offer which (i) decreases the Per Share Amount, (ii) reduces the maximum number of Shares to be purchased, (iii) imposes additional conditions to the Offer; (iv) amends or changes the terms and conditions of the Offer in any manner materially adverse to the holders of Shares, or (v) changes or waives the Minimum Condition.

         In addition, COMFORCE is not required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including Rule 14e-l(c) under the Exchange Act (relating to COMFORCE's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, any tendered Shares, and may terminate the Offer, if (i) the Minimum Condition shall not have been satisfied, (ii) at or prior to the Expiration Date, any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall not have expired or been terminated, (iii) COMFORCE shall not have received the financing necessary to pay the aggregate Per Share Amount for all outstanding Shares, or (iv) at any time before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events or conditions exist or shall occur and remain in effect:

                  (a) there shall have been instituted or be pending any action or proceeding brought by any governmental, administrative or regulatory authority or agency, domestic or foreign, before any court or governmental, administrative or regulatory authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser, or any other affiliate of Parent pursuant to the Offer or seeking to obtain material damages in connection with the Offer or the Merger; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, COMFORCE or any of their subsidiaries of all or any material portion of the business or assets of the Company, COMFORCE or any of their subsidiaries, or to compel the Company, COMFORCE or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, COMFORCE or any of their subsidiaries, as a result of the Offer or the Merger;
(iii) seeking to impose or confirm limitations on the ability of COMFORCE, Parent, Purchaser, or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by COMFORCE pursuant to the Offer, or otherwise on all matters properly presented to the Company's shareholders; or (iv) seeking to require divestiture by COMFORCE, or any affiliate of COMFORCE, of any Shares;

                  (b) there shall have been issued any injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, resulting from any action or proceeding brought by any person other than any governmental, administrative or regulatory authority or agency, domestic or foreign, which (i) restrains or prohibits the making of the Offer or the consummation of the Offer or the Merger; (ii) prohibits or limits ownership or operation by the Company, Parent or Purchaser of all or any material portion of the business or assets of the Company, COMFORCE or any of their subsidiaries, in each case as a result of the Offer and the Merger; (iii) imposes limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by COMFORCE pursuant to the Offer, or otherwise, on all matters properly presented to the Company's shareholders; or (iv) requires divestiture by Parent or Purchaser of any Shares;

                  (c) there shall have been any action taken, or any statute, rule, regulation, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) COMFORCE, the Company or any subsidiary or affiliate of COMFORCE or the Company or (ii) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which results in any of the consequences referred to in clauses (i) through (iv) of paragraph (b) above;

                  (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities of the Company on the American Stock Exchange, (ii) any decline, measured from the date of the Merger Agreement, in the Standard & Poor's 500 Index or FTSE 100 Index by an amount in excess of 20%, (iii) a currency moratorium on the exchange markets in New York City, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions which is likely to have a material adverse effect upon any financing arranged by COMFORCE in respect of the Offer, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

                  (e) (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership of 20% or more of the then outstanding Shares has been acquired by any other person other than COMFORCE or its affiliates or (ii) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to COMFORCE the recommendation of the Offer or approves or recommends any takeover proposal or any other acquisition of Shares other than the Offer;

                  (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

                  (g) the Merger Agreement shall have been terminated in accordance with its terms; or

                  (h) COMFORCE and the Company shall have agreed that COMFORCE shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

Directors
---------

         The Merger Agreement provides that, after purchase by Parent or any of its subsidiaries pursuant to the Offer of such number of shares of Common Stock that represent at least 51% of the outstanding shares of Common Stock, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number (but not more than one less than the total number of Directors on the Board), as will give Parent representation on the Board proportionate to the number of shares of the Common Stock owned by Parent or any of its subsidiaries. The Merger Agreement requires that the Company shall, upon request by Parent, either increase the size of the Board or secure the resignation of directors to enable Parent's designees to be elected to the Board and shall take, at the Company's expense, all lawful action necessary to effect any such election, including without limitation, mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Such information is included in the Information Statement annexed to this Schedule 14D-9 as Annex A.

         The Merger Agreement also provides that following the election or appointment of Parent's designees pursuant to the Merger Agreement, and prior to the Effective Time (as defined below), any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of directors of the Company then in office who are "Continuing Directors". The Term "Continuing Director" means (i) each member of the Board on the date of the Merger Agreement who voted to approve the Merger Agreement and (ii) any successor to any Continuing Director that was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the Board.

The Merger
----------

         The Merger Agreement provides that, upon the filing of the certificate of merger in the form attached to the Merger Agreement with the Secretary of State of New York (the "Effective Time"), Purchaser will merge with and into the Company, whereupon the Company will become an indirect wholly-owned subsidiary of Parent and each outstanding Share (other than treasury shares, Shares held by COMFORCE and Shares held by Shareholders who have perfected appraisal rights under New York law) will be converted into the right to acquire an amount per Share equal to the Per Share Amount (the "Merger Consideration"). The Effective Time is expected to occur as soon as practicable after the Expiration Date of the Offer.

THE SURVIVING CORPORATION

         Pursuant to the Merger Agreement, the Certificate of Incorporation and By-laws of the Surviving Corporation shall be amended to be identical to the Certificate of Incorporation and By-laws, respectively, of Purchaser except the name of the surviving corporation shall remain "Uniforce Services, Inc." The directors and officers of Purchaser immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation.

MERGER CONSIDERATION AND THE CONVERSION OF SHARES

         At the Effective Time each holder of an outstanding certificate that immediately prior to the Effective Time represented Shares shall be entitled to receive in exchange therefor, upon surrender to the Depositary, the applicable Merger Consideration, which is identical to the Per Share Amount (including, if the Per Share Amount payable in the Offer is increased, any such increase in the Per Share Amount).

EMPLOYEE STOCK OPTIONS

         Under the Merger Agreement, the Company is to take such action, if any, as may be necessary to cause, effective at or prior to the Effective Time, each then outstanding option to purchase Shares theretofore granted under any stock option plan or agreement in effect with respect to the Company's Common Stock which has not been exercised and remains outstanding at the time (whether or not such option is vested or immediately exercisable) to be extinguished and converted to the right to receive a cash payment from the Company in an amount equal to the product of (i) the difference between the cash value of the Merger Consideration ($32.00 per Share) and the per Share exercise price of such option and (ii) the total number of Shares which the holder of such option is entitled to purchase under such option, subject to any required withholding taxes, whereupon such options to purchase Shares shall be canceled. It is anticipated that the Company will obtain written agreements from each holder of an outstanding option to effect the foregoing arrangements effective on the day immediately prior to consummation of the Offer, with the payment to each option holder being made at or immediately after the consummation of the Offer.

CONDITIONS TO THE MERGER

         Pursuant to the Merger Agreement, the Merger is conditioned upon, among other things, (i) the approval, by the requisite vote, of the shareholders of the Company; (ii) the receipt by COMFORCE of financing in an amount sufficient to pay the aggregate Merger Consideration payable in the Merger for all shares of the Company Common Stock outstanding; (iii) the receipt of necessary governmental waivers, consents, orders and approvals; and (iv) the failure to exist of any preliminary or permanent injunction or other order or decree or other governmental action which prevents the consummation of the Merger.

REPRESENTATIONS AND WARRANTIES

         The Merger Agreement contains various representations and warranties of Parent and Purchaser relating to, among other things, the following matters (subject, in certain cases, to specified exceptions): (i) due organization, existence and good standing of such parties; (ii) the capitalization of such parties; (iii) the corporate power and authority of such parties to enter into the Merger Agreement and consummate the transactions contemplated thereby and the absence of any conflicts with such parties' charter or by-laws or with applicable law or with certain material contracts and the absence of governmental or regulatory approvals required to consummate the Merger; (iv) the filing of all required filings by COMFORCE with the Commission and the failure of such filings to contain materially untrue statements or omissions as well as the fair presentation of certain financial statements included in such filings;
(v) the absence of material adverse changes to each such party since the date of the most recent filing with the Commission; (vi) the absence of pending or threatened material litigation affecting COMFORCE or its subsidiaries; (vii) the absence of undisclosed liabilities affecting COMFORCE or its subsidiaries; and
(viii)  the  absence  of  material   violations   of  law  by  COMFORCE  or  its
subsidiaries.

         The Merger Agreement contains various representations and warranties of the Company relating to, among other things, the following matters (subject, in certain cases, to specified exceptions): (i) similar representations to those set forth with respect to Parent and Purchaser, but applicable to the Company;
(ii) compliance by the Company and its subsidiaries with the terms of their respective charters and by-laws and with certain material agreements; (iii) certain tax matters; (iv) certain employee benefit plan matters; (v) certain labor matters; (vi) certain environmental matters; (vii) certain intellectual property matters; (viii) certain matters regarding the title to assets and their relationship to the business of the Company; and (ix) certain agreements between the Company and its Licensees.

TERMINATION OF THE MERGER AGREEMENT

         Pursuant to its terms, the Merger Agreement may be terminated by the Company if (i) the Company's Board of Directors reasonably determines that the representations and warranties of COMFORCE contained in the Merger Agreement are not true and correct in any material respect or that all necessary governmental and other third party consents cannot be obtained; (ii) the Merger is not completed by December 31, 1997 otherwise than on account of delay or default on the part of the Company; (iii) the Merger is enjoined by a final, unappealable court order not entered at the request of the Company; (iv) the Company or its shareholders receive an offer from a third party with respect to a merger, sale of substantial assets, tender offer or other business combination and the Company's Board of Directors determines in good faith and after consultation with an independent financial advisor, that such offer would yield a higher value to the Company or its shareholders than the Merger and COMFORCE fails, within five (5) business days of being notified of such determination and the terms and conditions of such offer, to make an offer which is substantially equivalent to, or more favorable than, such offer; or (v) COMFORCE fails to perform in any material respect any of its material covenants contained in the Merger Agreement and does not cure such default in all material respects within thirty (30) days after notice of the default is given to COMFORCE by the Company.

         Pursuant to its terms, the Merger Agreement may be terminated by Parent if (i) Parent's Board of Directors reasonably determines that the representations and warranties of the Company contained in the Merger Agreement are not true and correct in any material respect or that all necessary governmental and other third party consents cannot be obtained; (ii) the Merger is not completed by December 31, 1997 otherwise than on account of delay or default on the part of COMFORCE; (iii) the Merger is enjoined by a final, unappealable court order not entered at the request of COMFORCE; or (iv) the Company fails to perform in any material respects any of its material covenants contained in the Merger Agreement and does not cure such default in all material respects within thirty (30) days after notice is given to the Company by COMFORCE.

CONDUCT OF THE COMPANY PENDING THE MERGER

         The Company has agreed until the Effective Time, except as otherwise contemplated by the Merger Agreement or as otherwise agreed to in writing by
COMFORCE: (a) to conduct its business in the ordinary and usual course of business consistent with past practice; (b) not to (i) amend its charter or bylaws; (ii) split or reclassify its stock; (iii) declare or pay any dividend or distribution except payment of quarterly cash dividends in accordance with past practices in an amount not in excess of $0.03 per share; (iv) issue, sell or pledge any additional shares of, or options, warrants or rights to acquire, any capital stock or other securities convertible or exchangeable for such capital stock; (c) to use all reasonable efforts to preserve intact its business organizations and goodwill and keep available the services of its officers and key employees and preserve the goodwill and business relationships with customers and not engage in any action with the intent to adversely impact the transactions contemplated by the Merger Agreement; (d) to confer on a regular and frequent basis with COMFORCE on operational matters; and (e) except as specifically noted, not to enter into or amend any employment or related agreements or bonus, profit sharing, compensation, stock option, retirement or other similar agreements, trusts, funds or arrangements with or for the benefit of any directors, employees or others, except in the ordinary course of business and consistent with past practice.

EXPENSES

         Except as described in the following two sentences, pursuant to the Merger Agreement all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses. Notwithstanding the foregoing, the Company has agreed to pay COMFORCE $6,600,000 if: (i) the Company terminates the Merger Agreement because it or its shareholders receives a merger, asset sale, tender offer or other business combination offer from a third party which will result in a higher value to the Company or its shareholders than the Merger and COMFORCE does not choose to match or exceed such offer within a specified period of time; or (ii) COMFORCE terminates the Merger Agreement because of a default by the Company and the Company enters into any of certain specified business combination transactions within nine months of such termination. Additionally, COMFORCE has agreed to reimburse the Company for reasonable out-of-pocket expenses incurred by the Company in connection with the Merger Agreement if COMFORCE terminates the Offer because it did not receive the financing so long as the Company has not materially breached the Merger Agreement.

APPRAISAL RIGHTS

          No appraisal rights are available to holders of Shares in connection with the Offer. However, Pursuant to Section 910 of the New York Business Corporation Law (the "NYBCL"), a shareholder of the Company whose Shares have not been tendered into the Offer and accepted by COMFORCE and who has not voted in favor of the Merger may demand payment of the "fair value" of such holder's Shares in lieu of accepting the payment to be made pursuant to the Merger. Any holder of Shares wishing to exercise such appraisal rights must fully comply with Section 623 of the NYBCL. A holder may not exercise appraisal rights with respect to less than all of the Shares owned by such holder. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Per Share Amount and the market value of the Shares. The value so determined could be more or less than the Per Share Amount or the Merger Consideration.

TIMING

         The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

THE STOCKHOLDERS AGREEMENT

         The following is a summary of certain provisions of the Stockholders Agreement dated August 13, 1997, by and among Parent, Purchaser and John Fanning and Fanning Asset Partners, L.P., a limited partnership of which Mr. Fanning is the General Partner (collectively, the "Fanning Shareholders") (the "Stockholders Agreement"). The summary is qualified in its entirety by reference to the Stockholders Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 99.2 to this
Schedule 14D-9. The Fanning Shareholders collectively hold in excess of 59% of the voting Shares outstanding. Pursuant to the Stockholders Agreement, among other things, the Fanning Shareholders agreed to tender (and not withdraw) their Shares into the Offer and vote their Shares in favor of the Merger and against any other business combination or fundamental change transaction or any other action which could reasonably be expected to impede, interfere with, delay, postpone, or materially adversely affect the Offer or the Merger. The Fanning Shareholders also granted COMFORCE a proxy to vote their Shares as outlined above. The obligations of the Fanning Shareholders pursuant to the Stockholders Agreement will terminate if the Merger Agreement is terminated in accordance with its terms. John Fanning has advised that he will contribute 53,125 shares of the

Company's Common Stock to the capital of the Company which will issue a like number of shares to certain employees of the Company, subject to consummation of the Offer and to such employees agreeing to be bound by the terms of the Stockholders Agreement. Such contribution and issuance will take place immediately prior to consummation of the Merger.

REGISTRATION RIGHTS AGREEMENT

         The following is a summary of certain provisions of the Registration Rights Agreement dated August 13, 1997 by and among Parent and the Fanning Shareholders (the "Registration Agreement"). The summary is qualified in its entirety by reference to the Registration Rights Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as
Exhibit 99.3 to this Schedule 14D-9. Under the Registration Rights Agreement, at any time after the Effective Time, the Fanning Shareholders have the right to include all shares of Parent's Common Stock issued to them in the Offer and the Merger (the "Registrable Securities") in any registration of equity securities of Parent relating to an offering other than an underwritten offering or an offering relating solely to an acquisition of any entity or business or to equity securities issuable in connection with a stock option or other employee benefit plan. This right may be waived by the Fanning Shareholders holding a majority in interest of the Registrable Securities and terminates when Parent has afforded the Fanning Shareholders the right to exercise the above described registration rights on two occasions or when all of the Registrable Securities then held by any Fanning Shareholders may be sold under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") within any three-month period. If Parent has not afforded the Fanning Shareholders the right to register the Registrable Securities on at least one occasion within one year after the Effective Time, any Fanning Shareholder holding a majority of the Registrable Securities has the right to require Parent to register the Registrable Securities under the Securities Act on one occasion.

         Parent is required to pay all expenses (other than underwriting discounts and commissions and other fees and expenses of investment bankers and other than brokerage commissions) of any such registrations, including fees and expenses not exceeding $10,000 of one counsel for the holders of the Registrable Securities. Parent will also indemnify the Fanning Shareholders against certain liabilities under the federal securities laws in connection with any such registration.

         John Fanning has advised that he will contribute 53,125 of the Registrable Securities to the capital of the Company which will issue a like number of shares to certain employees of the Company, subject to such employees agreeing to be bound by the terms of the Stockholders Agreement. Such contribution and issuance will take place immediately prior to consummation of the Merger. COMFORCE has agreed to afford such employee assignees the benefits of the Registration Rights Agreement on the same basis as if they were Fanning Shareholders.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

         (a)      RECOMMENDATION OF THE BOARD OF DIRECTORS.

         The Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company. The Board recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

         (b)      BACKGROUND;   REASONS  FOR  THE  RECOMMENDATION;   OPINION  OF
                  FINANCIAL ADVISOR.

BACKGROUND OF THE TRANSACTIONS. The initial meeting between management of Parent and the management of the Company occurred in mid-April 1997, when each attended a staffing industry conference in Washington, D.C. At that initial meeting the parties exchanged introductions and inquired as to each other's general business. Shortly thereafter, senior management of Parent met over lunch with senior management of the Company. At that lunch, additional facts about each company were exchanged, but no particular transaction was discussed or proposed. The discussion instead focused on the potential strategic fit between the two parties, particularly noting the fact that each company's headquarters were located very close to one another, the fact that the Company had a particularly attractive and efficient back office which could be used by Parent, the fact that the two companies had a complementary Information Technology business and the fact that there appeared to be a minimum overlap of customers shared by the parties.

         In early May, senior management of Parent and the Company again met over lunch. At this meeting, for the first time, a proposed transaction was discussed. Senior management for the Company informed Parent that a transaction would have to be structured as an all, or substantially all, cash transaction. At that time, senior management of the Company informed Parent that John
Fanning, the Chairman and Chief Executive Officer of the Company, wished to purchase the ProUnlimited business line from the Company. Although pricing was not discussed, the Company's management told Parent of the existence of a transaction that could have been consummated for $26.00 in cash, which the Company's management chose not to pursue and implied that any offer by COMFORCE would have to exceed $26.00 in cash.

         On March 27, 1996, Uniforce had engaged a financial advisor to assist in locating a party with which it might enter into a transaction for the transfer of the control or assets of Uniforce. From that date until December 31, 1996, the financial advisor and executives of Uniforce diligently sought a company with which such a transaction could be consummated. The financial advisor made an extensive number of contacts with potential domestic and foreign strategic and financial buyers without eliciting an indication of interest other than the potential transaction at $26 a share referred to above.

         Uniforce management determined that an all or substantially all cash transaction would be in the best interests of the Uniforce shareholders because it would limit any uncertainty involving the value of the consideration to be received by the shareholders and protect against market declines, provide cash for the payment of income taxes that would be imposed in the transaction, and provide the shareholders with as much liquidity and freedom of choice as to their future investment decisions as possible in connection with the transaction.

         The Company has been informed by Parent that in May, June and July, Parent's management had several discussions with investment banking firms about the feasibility of financing a primarily cash transaction of the approximate size of the Offer and Merger and that, during those discussions, NatWest Capital Markets Limited ("NatWest") expressed its high level of confidence in its ability to sell or place high yield securities in an aggregate principal amount sufficient to fund the proposed transaction in conjunction with the refinancing of Parent's credit facility.

         In mid-July, senior management of Parent again contacted senior management of the Company to explore the terms of a transaction. Several meetings occurred in mid to late July in which the general terms of the transaction were discussed. The parties discussed the terms of the proposed transaction pursuant to which Parent would acquire the Company without the ProUnlimited business.

         On July 28, 1997, senior management of the Company and Parent, as well as their advisors, met to attempt to negotiate the terms of the transaction. At the end of such meetings, the terms had not yet been concluded, as the details of the proposed ProUnlimited transaction had not been discussed. Throughout that week, management of both companies had further discussions and on August 4, the parties met again to discuss further the proposed transaction. That meeting ended without an agreement on the terms of the transaction with particular disagreement on the terms of the ProUnlimited transaction. During the next week, members of management of both companies met and exchanged detailed information about ProUnlimited, and, on August 8, senior management of both companies met again and discussed the terms of the transaction without the sale of the ProUnlimited business to Mr. Fanning.

         The board of directors of the Company met on August 1 and discussed the terms of the proposed transactions and authorized management to continue discussions. On August 13, the Company board acted to approve the Agreement and Plan of Merger. The Company has been advised that on July 30 and August 11, the board of directors of Parent met and approved the Agreement and Plan of Merger. The Merger Agreement was executed on August 13, 1997. Also on August 13, the Fanning Shareholders, who held greater than 59% of the outstanding voting Shares of the Company Common Stock, executed the Stockholders Agreement, pursuant to which they agreed to vote in favor of the Merger and the Merger Agreement and to tender their shares into the Offer.

REASONS FOR THE RECOMMENDATION. The following are the material factors considered by the Board of Directors of the Company in reaching its conclusion described above: (i) the financial condition, earnings, business, operations, assets, management and prospects of the Company; (ii) the recent market prices of the Company's Common Stock and the Parent's Common Stock; (iii) the consideration to be paid under the Merger Agreement as compared to consideration paid in other business combinations; (iv) prior expressions of interest by third parties in effecting a business combination with the Company; (v) the general interest in the investment community in temporary staffing companies; and (vi) the opinion of Chartered Capital Advisers, Inc., which opinion was rendered after approval of the Merger Agreement but prior to the date of this Schedule 14D-9, that the consideration to be received by the Shareholders of the Company pursuant to the Merger Agreement is fair from a financial point of view to the Shareholders of the Company. The Board did not attach any particular weight to any one factor. The Board did not consider requiring the separate approval of any subset of the shareholders or other special procedural devices in connection with the Merger because the Board of Directors did not believe they were warranted by the facts or circumstances or required by applicable law. In considering the recommendation of the Board, Shareholders should be aware that certain members of the Board and executive officers of the Company have interests in the transaction which may present them with conflicts of interest. See the description of certain Employment Agreements under the heading
"Executive Compensation" in Annex A hereto and the descriptions of The Stockholders Agreement and the Registration Rights Agreement in Item 3 hereof. The members of the Board were aware of these potential conflicts and considered them in making their recommendation and approving the Merger Agreement.

OPINION OF FINANCIAL ADVISOR. Chartered Capital Advisers, Inc. (the "Financial Advisor") was retained by the Company on behalf of the Board of Directors to render its opinion to the Board as to the fairness to the Shareholders of the Company from a financial point of view of the consideration to be received by the Shareholders of the Company pursuant to the Merger Agreement. No limitations were imposed by the Company with respect to the opinion to be rendered by the Financial Advisor.

The Financial Advisor was not involved in determining the terms of the Merger Agreement. The Financial Advisor was selected by the Board of Directors, after consideration of other investment bankers, based upon favorable past experience with the Financial Advisor and its familiarity with the Company and upon the Company Board's view of the Financial Advisor's qualifications, expertise and reputation. The Board of Directors considered and obtained proposals from three investment bankers, each of which had considerable experience in rendering fairness opinions and providing financial advisory services. An independent committee of the Board, consisting of Joseph A. Driscoll, John H. Brinkerhoff and Gordon Robinett, discussed the experience and qualifications of the three firms and, in the case of Chartered Capital Advisers, Inc., its prior engagements with the Company. The committee recommended and the Board selected Chartered Capital Advisers, Inc. because it had previously provided services that were rendered in a timely and satisfactory manner and because of its familiarity with the operations, financial condition and prospects of the Company.

         The Financial Advisor is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, shareholder transactions, estate and gift taxes, litigation, and for other purposes.

         At a meeting of the Company's Board of Directors held on August 13, 1997, the Board determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Shareholders of the Company, subject to receipt of a written opinion from an investment banking firm as to the fairness from a financial point of view of the consideration to be received by the Company Shareholders pursuant to the Merger Agreement. At a meeting of the Company Board held on September 3, 1997, the proposed written opinion of the Financial Advisor was considered and discussed by the Board, and accepted as fulfilling the foregoing condition. Thereafter, the Financial Advisor issued its opinion dated September 3, 1997. The opinion states that the consideration to be received by the Shareholders of the Company pursuant to the Merger Agreement (the "Consideration") is fair from a financial point of view to the Shareholders of the Company.

         Reference is made to the full text of the opinion of the Financial Advisor, which is set forth as Annex B to this Schedule 14D-9 and is hereby incorporated herein by reference. Shareholders of the Company are urged to read the opinion carefully in its entirety. As described in its opinion, the Financial Advisor, among other things, (i) reviewed the Merger Agreement, the Stockholders Agreement, and the Registration Rights Agreement, Noncompetition Agreement and Employment Agreements signed by the Company, Parent and/or certain executives of the Company as of August 13, 1997; (ii) reviewed the Parent Disclosure Schedule provided by Parent pursuant to the Merger Agreement; (iii) reviewed a draft of the Registration Statement of which the Prospectus/Proxy Statement forms a part; (iv) analyzed financial information with respect to the Company, including but not limited to unaudited financial statements for the six months ended June 30, 1997, audited financial statements for the five years ended December 31, 1996 and various internal management information reports; (v) analyzed financial information with respect to Parent, including but not limited to unaudited financial statements for the six months ended June 30, 1997, and audited financial statements as of and for the two years ended December 31, 1996; (vi) reviewed various documents filed by the Company with the Securities and Exchange Commission, including the Form 8-K filed on August 19, 1997, the Forms 10-Q for the quarters ended March 31, 1997 and June 30, 1997, the Forms 10-K for the five years ended December 31, 1996 and the Definitive Proxy filed on April 29, 1997; (vii) reviewed various documents filed by Parent with the Securities and Exchange Commission, including the Form 8-K filed on August 20, 1997, the Forms 10-Q for the quarters ended March 31, 1997 and June 30, 1997, the Forms 10-K for the two years ended December 31, 1996, the Form S-3 filed on July 11, 1997 and the Definitive Proxy filed on June 30, 1997; (viii) visited the facilities of the Company and held discussions with certain members of its management and advisors concerning the past, current, and planned operations, financial condition, and business of the Company; (ix) analyzed historical stock prices of the Company and Parent; (x) discussed with the legal advisors of the Company the results of their due diligence; (xi) considered financial data for publicly held companies with similar investment characteristics to the Company;
(xii) considered financial data of the Company, and compared that data with similar data for certain business combinations and other transactions that have recently been effectuated; (xiii) considered the cash flow and net asset value of the Company; (xiv) considered the projected financial performance of the Company; (xv) considered the acquisition premium reflected in the consideration to be received by the Company's Shareholders as a result of the Offer and the Merger, and compared that premium to other relevant transactions; and (xvi) considered such other information, financial studies and analyses as the Financial Advisor deemed relevant, and performed such analyses, studies and investigations as it deemed appropriate.

         The Financial Advisor utilized several analyses in rendering its fairness opinion. They are briefly described below.

         Capitalization multiples were developed for 52 publicly traded staffing companies - substantially all of the publicly traded companies in the industry. The capitalization multiples developed reflected the price per share on August 27, 1997 of each of these companies divided by their historical earnings, projected 1997 earnings, projected 1998 earnings, revenues, and book value. The capitalization multiples developed from these companies were applied to the historical earnings, projected 1997 earnings, projected 1998 revenues, and book value of the Company to develop a range of value. The range of value resulting from the application of this methodology was between $86,000,000 and $105,000,000, or $28.44 to $34.73 per share. The Consideration is at the high end of the indicated range. Accordingly, this methodology supports the Financial Advisor's opinion that the Consideration is fair, from a financial point of view, to the shareholders of the Company.

         Capitalization multiples developed from 24 staffing companies that were acquired between 1994 and 1997 were applied to the revenues, earnings, cash flow, book value and net tangible assets of the Company. The range of value resulting from the application of this methodology was between $60,000,000 and $75,000,000, or $19.84 to $24.81 per share. The Consideration is above the high end of the indicated range. Accordingly, this methodology supports the Financial Advisor's opinion that the Consideration is fair, from a financial point of view, to the shareholders of the Company.

         The historical cash flows of the Company were capitalized, using two alternative capital structures for purposes of developing a cash flow capitalization multiple. One capital structure was based on the indebtedness of the Company at June 30, 1997; the alternative analysis assumed a 3:1 debt/equity ratio. The alternative capital structures resulted in two different ranges of value. The range of value based on the capital structure of the Company at June 30, 1997 was between $45,000,000 and $55,000,000, or $14.88 to $18.19 per share.
The range of value based on a 3:1 debt/equity ratio was between $74,000,000 and $90,000,000 or $24.47 to $29.77 per share. The Consideration is above the high end of the indicated ranges. Accordingly, these methodologies support the Financial Advisor's opinion that the Consideration is fair, from a financial point of view, to the shareholders of the Company.

         An estimate of value was developed, based on a pro forma capital structure supportable by the assets and cash flow of the Company under a leveraged buyout. The range of value resulting from the application of this methodology was between $36,000,000 and $44,000,000, or $11.91 to $14.55 per share. The Consideration is above the high end of the indicated range. Accordingly, this methodology supports the Financial Advisor's opinion that the Consideration is fair, from a financial point of view, to the shareholders of the Company.

         Discounted cash flow analysis was used to estimate value based on the projected cash flows of the Company. The analysis is based on the projections set forth under the caption "Projected Financial Information of Uniforce" contained in the Prospectus/Proxy Statement. These projections, covering 1997 and 1998, were extrapolated through the year 2002, and adjusted to take into consideration the capital requirements of the Company. The cash flows were discounted to a present value, based on an estimate of a pro forma weighted average cost of capital. At the end of the period projected, a terminal value was estimated, by capitalizing the projected operating income in 2002 at the weighted average cost of capital.

The Consideration exceeds the range of value developed under discounted cash flow analysis. The range of value resulting from the application of this methodology was between $78,000,000 and $96,000,000, or $25.80 to $31.75 per share. The Consideration is above the high end of the indicated range. Accordingly, this methodology supports the Financial Advisor's opinion that the Consideration is fair, from a financial point of view, to the shareholders of the Company.

         The net tangible asset value of the Company was estimated as of June 30, 1997. Adjustments were made to eliminate goodwill, deferred costs, and other intangible assets. The range of value resulting from the application of this methodology was between $8,800,000 and $10,700,000, or $2.91 to $3.54 per share. The Consideration is above the high end of the indicated range. Although this methodology supports the Financial Advisor's opinion that the Consideration is fair, from a financial point of view, to the shareholders of the Company, the Financial Advisor attributed no weight to this methodology, since it is not an appropriate basis for valuing a company such as the Company. However, for purposes of performing a comprehensive valuation analysis, the Financial Advisor performed an analysis of net tangible asset value.

         The Financial Advisor considered the premium reflected in the Consideration in relation to the price of the Company's common stock the day prior to the announcement of the Merger (a 39.1% premium), as well as the premium based on a comparison of the Consideration to the closing price of the Company's common stock 30 days earlier (a 58.0% premium), 60 days earlier (an 85.5% premium), and the average 1997 stock price prior to August 13, 1997 (an 82.1% premium). The acquisition premium is high in relationship to the premium of 43.09% (based on a 30 day average of the closing price) reflected in other acquisitions of publicly held companies where transaction sizes were equal to or greater than $20 million and were announced during the first seven months of 1997. The Consideration reflects a substantial premium over the price of the Company's common stock over the past five years, and is in excess of the highest price that the Company's common stock has traded during that period.

         In rendering its opinion, the Financial Advisor relied on the accuracy and completeness of the financial and other information furnished to it, as well as upon publicly available information, and did not independently verify such information. The opinion is based upon economic, market, and other conditions as of the date that it was rendered. It is limited to the fairness from a financial point of view of the Consideration. It is not an opinion of the value of the Company or Parent, nor does it constitute a representation regarding the business decision to enter into the Merger Agreement, or any other terms of the Merger Agreement.

         The Company will pay the Financial Advisor a fee of $50,000 for rendering its opinion. In addition, the Company agreed to reimburse the Financial Advisor for reasonable out-of-pocket expenses and to indemnify the Financial Advisor and its directors, officers and employees against any loss or claims arising out of its engagement by the Company, subject to certain exceptions.

         From  1994  through  1997,  the  Financial   Advisor  provided  certain
valuation and financial advisory services to the Company and its outside directors. The fees received by the Financial Advisor for these services have approximated $35,000.


ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither the Company nor any person acting on its behalf, has retained any persons to make solicitations or recommendations to security holders in connection with this transaction. However, the Company retained Chartered Capital Advisers, Inc. on behalf of the Board to render its opinion to the

Board as to the fairness to the Company's shareholders from a financial point of view of the consideration to be received by the Company's shareholders pursuant to the Merger Agreement. See Item 4 hereof.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

         (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

         (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  None

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 Agreement and Plan of Merger, dated as of August 13, 1997, by and among Parent, Purchaser and the Company (incorporated herein by reference to Annex A to Proxy Statement/Prospectus filed by the Company with the Commission on September 11, 1997 and included as a part of Registration Statement on Form S-4 filed by COMFORCE Corporation on September 11, 1997 under file no. 33-35451).

         Exhibit 99.2 Stockholders Agreement, dated as of August 13, 1997, among Parent, Purchaser, John Fanning and Fanning Asset Partners, L.P. (incorporated herein by reference to exhibit filed with Proxy Statement/Prospectus filed by the Company with the Commission on September 11, 1997 and included as a part of Registration Statement on Form S-4 filed by COMFORCE Corporation on September 11, 1997 under file no. 33-35451).

         Exhibit 99.3 Registration Rights Agreement dated as of August 13, 1997 among Parent, Purchaser, John Fanning and Fanning Asset Partners, L.P. (incorporated by reference to exhibit filed with Proxy Statement/Prospectus filed by the Company with the Commission on October 24, 1997 and included as a part of Amendment

                           No. 2 to Registration Statement on Form S-4 filed by COMFORCE Corporation on October 24, 1997 under file no. 33-35451).

         Exhibit 99.4 Employment Agreement dated August 13, 1997 between the Company and John Fanning.

         Exhibit 99.5 Employment Agreement dated August 13, 1997 between the Company and Rosemary Maniscalco.

         Exhibit 99.6 Employment Agreement dated August 13, 1997 between the Company and Harry V. Maccarrone.

         Exhibit 99.7 Letter dated September 3, 1997 from Chartered Capital Advisers, Inc. to the Board of Directors of the Company (Annex B hereto).*

         Exhibit 99.8      The  Company's   Information  Statement  pursuant  to
                           Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder(Annex A hereto).*

         Exhibit 99.9      Copy of Letter to  Stockholders,  dated  October  27,
                           1997.*


--------
   * Included in materials being distributed to shareholders of the Company with this Schedule 14D-9.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             UNIFORCE SERVICES, INC.



                                             By: /S/ Harry V. Maccarrone
                                             -----------------------------
                                                     Harry V. Maccarrone,
                                                     Vice President - Finance

                                                                         ANNEX A

                             UNIFORCE SERVICES, INC.
                            415 CROSSWAYS PARK DRIVE
                            WOODBURY, NEW YORK 11797

                           ---------------------------


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER



          This Information Statement is being mailed on or about October 27, 1997, as part of Uniforce Services, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record at the close of business on October 27, 1997 of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to a majority of the seats on the Board of Directors of the Company (the "Board"). This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action in connection with this Information Statement.

          Pursuant to the Merger Agreement, on October 27, 1997 Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight on November 24, 1997, unless extended.

          The information contained in this Information Statement (including information listed in Schedule I attached hereto and information incorporated by reference) concerning Parent, Purchaser and Designees (as defined herein) has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

          The common stock of the Company, $.01 par value per share ("Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of October 27, 1997, there were 3,038,543 shares of Common Stock outstanding.



                               BOARD OF DIRECTORS

GENERAL

          The Board currently consists of six (6) members. Members of the Board are elected to serve one-year terms and each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

BUYER DESIGNEES

          The Merger Agreement provides that, after purchase by Parent or any of its subsidiaries pursuant to the Offer of such number of shares of Common Stock that represent at least 51% of the outstanding shares of Common Stock, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number (but not more than one less than the total number of Directors on the Board), as will give Parent representation on the Board proportionate to the number of shares of the Common Stock owned by Parent or any of its subsidiaries. The Merger Agreement requires that the Company shall, upon request by Parent, either increase the size of the Board or secure the resignation of directors to enable Parent's designees (the "Designees") to be elected to the Board.

          Parent has informed the Company that it will choose the Designees from the directors and executive officers listed in Schedule I attached hereto. Parent has informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director, if so designated. The Company is informed that the business address of Parent and Purchaser is 2001 Marcus Avenue, Lake Success, New York 11042.

                            DIRECTORS OF THE COMPANY

         The names of the current directors, their ages as of October 27, 1997, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

           Name and Age                               Principal Occupation(1)                     Director Sine(2)
-------------------------------------    ------------------------------------------------     ---------------------

John Fanning (66)....................    Chairman of the Board, President and Chief                     1961
                                            Executive Officer of the Company
Rosemary Maniscalco (56).............    Executive Vice President and Chief                             1983
                                            Operating Officer of the Company(3)
Harry V. Maccarrone (50).............    Vice President Finance, Chief Financial                        1989
                                            Officer and Treasurer of the Company
John H. Brinckerhoff III (68)........    Stockbroker, Brokers Transaction Services,                     1983
                                            Inc.(4)
Gordon Robinett (62).................    Vice Chairman and a Director of Command                        1981
                                            Security Corporation, security
                                            consultants(5)
Joseph A. Driscoll (57)..............    Financial Consultant/Certified Public                          1992
                                            Accountant(6)


------------------

(1) Except as stated below, the nominees' principal occupations have been their respective principal occupations for at least five years.

(2) Directors' tenure includes their period of service as directors of the Company's predecessor.

(3)      Ms.  Maniscalco  became Chief Operating  Officer of the Company in June
         1992.

(4) Mr. Brinckerhoff was a Vice President of Peter Rogen International, corporate consultants, from before 1992 until November 1994.

(5) Mr. Robinett retired as Vice President - Finance and Treasurer of the Company effective May 1, 1989.

(6) Mr. Driscoll has been self-employed in such capacities since July 1991. From 1988 until his retirement from such firm, he was a partner of KPMG Peat Marwick LLP, certified public accountants, and also served as a director thereof from 1987 to 1990. Prior to 1987, Mr. Driscoll was the managing partner of the New York office of KMG Main Hurdman, a predecessor of KPMG Peat Marwick LLP.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

         During the Company's past fiscal year, the Board of Directors held six meetings. Each director attended every meeting. Each director received a fee of $1,000 for each meeting attended in person. In addition, pursuant to the Directors Stock Option Plan, each director who is not an employee of the Company was granted an option to purchase 1,000 shares of Common Stock on January 1, 1996 and will be granted an option to purchase an additional 1,000 shares of Common Stock on each January 1 so long as he remains a director. In addition, on March 14, 1997, each director received an option to purchase 1,000 shares of common stock at an exercise price of $16 per share, exercisable 6 months from the date of grant.

         The Audit Committee of the Board of Directors is charged with reviewing the Company's consolidated financial statements and accounting policies, resolving potential conflicts of interest, receiving and reviewing the recommendations of the Company's independent auditors, and conferring with the Company's independent auditors with respect to the training and supervision of internal accounting personnel and the adequacy of internal accounting controls. Messrs. Brinckerhoff, Driscoll and Fanning are the members of the Audit Committee. During 1996, the Audit Committee held one meeting. All members of the Audit Committee attended such meeting.

         The Compensation Committee of the Board of Directors consists of Messrs. Fanning, Brinckerhoff and Robinett. The Compensation Committee recommends to the Board of Directors the compensation for the Company's executive officers and other key employees. The Compensation Committee did not meet during 1996, although the members thereof conferred informally from time to time during the year.

         The Company does not presently have a nominating committee, the customary functions of such committee being performed by the entire Board of Directors.

                             EXECUTIVE COMPENSATION

         The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to the chief executive officer (the "CEO") of the Company (Mr. John Fanning, Chairman of the Board and President of the Company) and the other most highly compensated executive officers of the Company other than the CEO whose salary and bonus exceeded $100,000 (three individuals, the "named executive officers") for one or more of the fiscal years presented.

                           SUMMARY COMPENSATION TABLE

                                             Annual Compensation          Long Term Compensation
                                           -----------------------      ---------------------------


                                                                          Securities       All Other         All Other
                                                                          Underlying      Compensation    Compensation
 Name and Principal Position            Year     Salary        Bonus       Options(#)          (1)              (2)
------------------------------         ------   --------    -----------   ------------    ------------    ------------

John Fanning........................    1996    $225,000    $223,905(3)         --          $8,603           $4,000
   Chairman of the Board, President     1995     225,000     153,834(4)         --           4,499            4,000
   and Chief Executive Officer          1994     191,668     119,630(5)         --           2,875            2,000


Rosemary Maniscalco.................    1996    $178,366    $141,604(6)     69,401         $11,025           $4,000
   Executive Vice President and Chief   1995     175,000     169,236(7)         --           4,365            4,000
   Operating Officer                    1994     177,019     194,353(8)         --           2,655            2,000


Harry V. Maccarrone.................    1996    $152,615     $25,000(9)     23,134          $3,695           $4,000
   Vice President Finance, Treasurer    1995     138,837      25,000(9)         --           2,951            4,000
   and Chief Financial Officer          1994     133,752      25,000(9)         --           2,006            2,000


Diane J. Geller.....................    1996    $132,282     $15,000(9)         --          $2,976           $4,000
   Secretary                            1995     118,651      15,000(9)         --           2,524            4,000
                                        1994     114,303      15,000(9)         --           1,715            2,000


----------------

(1)      Such  amount   represents   payments   (including   interest   thereon)
         contributed by the Company under a Deferred Compensation Plan.

(2) Such compensation represents directors fees. Perquisites and other personal benefits, securities or property received by each executive officer did not exceed the lesser of $50,000 or 10% of such executive officer's annual salary and bonus.

(3) Such amount represents incentive compensation of $198,905 and a discretionary bonus of $25,000.

(4) Such amount represents incentive compensation of $128,834 and a discretionary bonus of $25,000.

(5)      Such  amount  represents  incentive   compensation  of  $94,630  and  a
         discretionary bonus of $25,000.

(6) Such amount represents additional compensation of $25,000 based upon the terms of her employment agreement, incentive compensation of $49,687, a discretionary bonus of $25,000 and sales compensation of $41,917. See "--Employment Agreements."

(7) Such amount represents additional compensation of $25,000 based upon the terms of her employment agreement, incentive compensation of $32,613, a discretionary bonus of $25,000 and sales compensation of $86,623. See "-- Employment Agreements."

(8) Such amount represents additional compensation of $25,000 based upon the terms of her employment agreement, incentive compensation of $19,894, a discretionary bonus of $25,000 and sales compensation of $124,459. See "-- Employment Agreements."

(9)      Such amount represents a discretionary bonus.

OPTION GRANTS DURING 1996 FISCAL YEAR

         The following table provides information related to options to purchase Common Stock granted to the named executive officers during 1996. The Company currently does not have any plans providing for the grant of stock appreciation rights.




                             INDIVIDUAL GRANTS                                              POTENTIAL REALIZABLE
--------------------------------------------------------------------------------            VALUE AT ASSUMED RATES
                                                                                                OF STOCK PRICE
                                          % OF TOTAL                                       APPRECIATION FOR OPTION
                          NUMBER OF         OPTIONS       EXERCISE                                TERM(2)
                          SECURITIES      GRANTED TO       OR BASE                        -------------------------
                          UNDERLYING     EMPLOYEES IN       PRICE
       NAME              OPTION(#)(1)     FISCAL YEAR     ($/SH)(2)   EXPIRATION DATE         5%           10%
-------------------    --------------   -------------    ----------  -----------------    ---------    -----------

Rosemary Maniscalco        69,401           57.3%          $11.25     February 19, 2006    $491,017     $1,244,332
Harry V. Maccarrone        23,134           19.1%          $11.25     February 19, 2006    $163,675       $414,783

-----------
(1) The option exercise price may be paid in shares of Common Stock owned by the executive, in cash, or a combination of any of the foregoing, as determined by the Stock Option Committee administering the Company's stock option plans. The exercise price is equal to the fair market value of the Common Stock on the date of grant.

(2) The potential realizable value portion of the foregoing table illustrates values that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on the Company's Common Stock over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, non-transferability or differences in vesting periods. Regardless of the theoretical value of an option, its ultimate value will depend upon the market value of the Common Stock at a future date, and that value will depend on a variety of factors, including the overall condition of the stock market and the Company's results of operations and financial condition. There can be no assurance that the values reflected in this table will be achieved.

AGGREGATED  OPTION  EXERCISES  IN LAST  FISCAL  YEAR AND FISCAL  YEAR END OPTION
VALUES

         The following table provides information related to options exercised by the named executive officers during 1996 and the number and value of options held by the named executive officers at fiscal year end.

                                                       NUMBER OF SECURITIES UNDERLYING
                            COMMON                     UNEXERCISED OPTIONS AT FY-END      VALUE OF UNEXERCISED IN-THE-
                             STOCK         VALUE                    (#)                   MONEY OPTIONS AT FY-END($)(1)
                           ACQUIRED ON    REALIZED     -------------------------------   ------------------------------
        NAME               EXERCISE(#)      ($)        EXERCISABLE      UNEXERCISABLE     EXERCISABLE       UNEXERCISABLE
---------------------     -------------  ---------    --------------   ---------------   --------------    --------------

John Fanning............          --          --          45,250            29,750           927,625            609,875
Rosemary Maniscalco.....       8,330     170,765          55,101            81,800         1,129,571          1,676,900
Harry V. Maccarrone.....       1,059      21,710          35,909            19,900           736,135            407,950
Diane J. Geller.........          --          --               0             2,550                 0             52,275


-------------------
(1) Based on the closing price of a share of Common Stock on December 31, 1996 of $20.50, as reported on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") National Market.

EMPLOYMENT AGREEMENTS

EXISTING AGREEMENTS

         Under an employment agreement dated as of January 26, 1984, as amended through January 1, 1997, between the Company and John Fanning, Mr. Fanning is employed as Chief Executive Officer and President for a term that will expire on December 31, 1997. Mr. Fanning receives a base salary of $250,000, increased from $225,000 effective January 1, 1997. Such agreement also provides for incentive compensation equal to 5% of the Company's "pre-tax operating income" (as defined therein) in excess of $2,500,000 but not in excess of $3,000,000, plus 3.5% of such income in excess of $3,000,000.

         Under an employment agreement dated as of May 1, 1993, as amended through January 1, 1997, between the Company and Rosemary Maniscalco, Ms. Maniscalco is employed as Executive Vice President and Chief Operating Officer for a term that will expire on December 31, 1997 and thereafter shall be extended for successive one-year periods unless either party notifies the other party at least 90 days prior to December 31, 1997, or the expiration of any such subsequent one-year term. Ms. Maniscalco receives a base salary of $225,000 per annum (increased from $175,000, effective January 1, 1997) and (i) incentive compensation equal to 5% of the Company's "pretax operating income" (as defined in such agreement) in excess of $2,500,000 but not in excess of $3,000,000, plus 1% of such income in excess of $3,000,000; and (ii) sales compensation based upon (A) the sales of, and/or licensing fees actually paid by, licensed offices of the Company acquired by it or converted to the Company system as a direct result of Ms. Maniscalco's sales efforts and (B) the gross profit of offices located within the United States that are acquired by the Company with respect to sales of such offices derived from sales of the Company's PrO Unlimited product line. In all events, the aggregate of base salary, incentive compensation and sales compensation in respect of any full fiscal year may not be less than $250,000.

         In addition, the Company has entered into arrangements with Ms. Maniscalco and Mr. Maccarrone under which Ms. Maniscalco is entitled to receive a cash bonus of $780,761 (subject to reduction in certain circumstances) and Mr. Maccarrone is entitled to receive a cash bonus of $260,257, each payable to the extent of 10% thereof on January 11, 1999, to the extent of 30% thereof on January 11, 2000 and as to the balance thereof on January 11, 2001, provided that the recipient is then employed by the Company. The cash bonus installments are subject to acceleration in the event of the recipient's death, the merger of the Company, the sale of all or substantially all of the Company's assets or a change of control of the Company.

NEW AGREEMENTS

         In connection with the Merger Agreement, the Company has entered into Employment Agreements dated as of August 13, 1997 with John Fanning, Rosemary Maniscalco and Harry V. Maccarrone (collectively, the "New Agreements") each of which becomes effective on the date (the "Employment Date") that COMFORCE has acquired at least 51% of the issued and outstanding Common Stock of the Company. Until the Employment Date the existing employment agreements and incentive arrangements described above with each such person remain in effect. The following is a summary of certain provisions of the Employment Agreements, which is qualified in its entirety by reference to the Employment Agreements which are incorporated herein by reference and copies of which have been filed with the Commission as Exhibits 99.4, 99.5 and 99.6 to the Schedule 14D-9 to which this Information Statement is annexed.

         Under Mr. Fanning's Employment Agreement, Mr. Fanning will be employed as President of the Financial Services Division of the Company or in such other executive capacity as is from time to time designated by the Board of Directors of the Company for an initial term of one year from the Employment Date and on a year-to-year basis thereafter until such Employment Agreement is terminated. Mr. Fanning is to be paid a base salary of $150,000 per year plus supplemental pay of $134,500 per year, as well as incentive compensation payable with respect to the period prior to the Employment Date and a $25,000, previously earned, bonus to the extent that such amounts have not been paid prior to the Employment Date. The Employment Agreement may be terminated if Mr. Fanning dies, is permanently disabled and for certain events constituting "cause". In addition, the Employment Agreement may be terminated by the Company by written notice at any time (subject to the obligation to make severance payments if termination occurs during the initial term equal to the amount of base salary and supplemental pay which would be due to Mr. Fanning until the end of the initial term). Under a separate Noncompetition Agreement dated as of August 13, 1997 among Mr. Fanning, the Company, Parent and Purchaser, effective on the Employment Date, Mr. Fanning has agreed not to compete with the Company for a period commencing on the Effective Date and terminating on the later of four years after the Employment Date or two years after termination of Mr. Fanning's employment with the Company for any reason.

         Under Ms. Maniscalco's Employment Agreement, Ms. Maniscalco will be employed as President of the Company or in such other executive capacity as is from time to time designated by the Board of Directors of the Company for an initial term of two years from the Employment Date and on a year-to-year basis thereafter until such Employment Agreement is terminated. Ms. Maniscalco is to be paid a base salary of $150,000 per year, supplemental pay of $90,000 per year and a one-time bonus of $10,000 if she continues to be employed by and work full-time for the Company for six months after the Employment Date, as well as incentive compensation payable with respect to the period prior to the Employment Date and a $25,000, previously earned, bonus to the extent that such amounts have not been paid prior to the Employment Date. The Employment Agreement also provides that Parent will grant to Ms. Maniscalco an incentive stock option to purchase 50,000 shares of Parent's Common Stock at a price equal to the closing price of the Parent's Common Stock on the American Stock Exchange on the Employment Date. Such option becomes exercisable by Ms. Maniscalco if she remains employed with the Company over a two year period. Ms. Maniscalco is also entitled to receive incentive compensation for each fiscal year during the term of her employment in an amount equal to 5% of the Managed Pre-Tax Operating Income (which generally relates to operating income of subsidiaries and business units of the Company for which Ms. Maniscalco has management responsibilities and is more fully defined in her Employment Agreement) in excess of $2,500,000 but not in excess of $3,000,000, and 1% of such income in excess of $3,000,000. Such targets may be changed as appropriate in the event that Ms. Maniscalco has management responsibilities for additional or for fewer business units or subsidiaries. Ms. Maniscalco is also entitled to receive 1% of the sales of offices of businesses acquired by the Company or any of its subsidiaries after the Employment Date if such acquisition opportunity was brought to the attention of the

Company or Parent solely through the efforts of Ms. Maniscalco and she used her best efforts to assist in such acquisition. The Employment Agreement may be terminated if Ms. Maniscalco dies, is permanently disabled and for certain events constituting "Cause". In addition, the Employment Agreement may be terminated by the Company by written notice at any time (subject to the obligation to make severance payments if termination occurs during the initial term equal to the amount of base salary and supplemental pay which would be due to Ms. Maniscalco for the lesser of one year or the period until the end of the initial term). Ms. Maniscalco has also agreed not to compete with the Company for a period of two years after termination of her employment with the Company for any reason.

         Under Mr. Maccarrone's Employment Agreement, Mr. Maccarrone will be employed as Vice President - Finance of the Company or in such other executive capacity as is from time to time designated by the Board of Directors of the Company. Mr. Maccarrone's Employment Agreement has no specified term. Mr. Maccarrone is to be paid a base salary of $150,000 per year, plus supplemental pay of $16,500 per year, as well as a $25,000, previously earned, bonus to the extent that such amount has not been paid prior to the Employment Date. The Employment Agreement also provides that Parent will grant to Mr. Maccarrone an incentive stock option to purchase 30,000 shares of Parent's Common Stock at a price equal to the closing price of the Parent's Common Stock on the American Stock Exchange on the Employment Date. Such option becomes exercisable by Mr. Maccarrone, if he remains employed with the Company, over a two year period. Mr. Maccarrone has also agreed not to compete with the Company, in certain circumstances, for a period of one year after termination of his employment with the Company for any reason.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

GENERAL

         The Compensation Committee determines the cash and other incentive compensation, if any, excluding stock options, to be paid to the Company's executive officers and key employees. The Compensation Committee currently consists of Messrs. Fanning, Robinett and Brinckerhoff. In addition, each of the stock option plans is administered by a committee (the "Stock Option Committee") appointed by the Board of Directors. The Stock Option Committee currently consists of Messrs. Robinett, Brinckerhoff and Driscoll, each of whom is a Non-Employee Director, within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Rule 16b-3"), and an Outside Director, within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), of the Company.

         The provisions of the New Agreements were determined by negotiations between COMFORCE and the executives parties thereto. The Compensation Committee was not consulted with respect to such negotiations or the New Agreements, nor was its approval of the New Agreements sought.

COMPENSATION PHILOSOPHY

         The Compensation Committee's executive compensation philosophy is to base management's pay, in part, on the achievement of the Company's annual and long-term performance goals, to provide competitive levels of compensation, to recognize individual initiative, achievement and length of service to the Company, and to assist the Company in attracting and retaining qualified management. The Compensation Committee and the Stock Option Committee also believe that the potential for equity ownership by management is beneficial in aligning management's and shareholders' interests in the enhancement of shareholder value. Section 162(m) of the Code generally prohibits a publicly held corporation, such as the Company, from claiming a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) at the close of the corporation's fiscal year and the four most highly compensated officers of the corporation other than the chief executive officer, at the end of the corporation's fiscal year. However, the $1 million compensation deduction limitation does not apply to "performance-based compensation." The Company is seeking shareholder approval with regard to amendments to its 1991 Stock Option Plan to enable compensation received by executive officers in connection with the exercise of options granted under such plan to qualify as "performance-based compensation." No amendments are required for the Company's other stock option plans.

SALARIES

         Base salaries for the Company's executive officers are determined initially by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for management talent, including a comparison of base salaries for comparable positions at comparable companies within the Company's industry. Several of such companies are in the Company's Peer Group as described under "Common Stock Performance." The Company believes that its salaries are comparable to those of its competitors. Annual salary adjustments are determined by evaluating the competitive marketplace, the performance of the Company, the performance of the executive particularly with respect to the ability to manage growth of the Company, the length of the executive's service to the Company and any increased responsibilities assumed by the executive. The Company has employment agreements with each of Mr. Fanning and Ms. Maniscalco, which set the base salary for such individuals.

ANNUAL BONUSES AND INCENTIVE COMPENSATION

         The Company from time to time considers the payment of bonuses and incentive compensation to its executive officers, although with the exception of Ms. Maniscalco and Mr. Fanning, no bonus or incentive compensation is currently provided pursuant to a formal plan or employment agreement. Most of Ms. Maniscalco's incentive compensation and bonus is determined in accordance with the terms of her employment agreement. See "-- Employment Agreements."

         With respect to the Company's executive officers and upper-middle managers, bonuses are determined annually by the Compensation Committee and are generally based, first, upon the level of achievement by the Company of its strategic and operating goals and, second, upon the level of personal achievement by participants. The achievement of goals by the Company includes, among other things, the performance of the Company as measured by return on assets. The achievement of personal goals includes the actual performance of the Company for which the executive officer or manager has responsibility as compared to the planned performance thereof, the level of cost savings achieved by such executive officer or manager, other individual contributions, the ability to manage and motivate reporting employees and the achievement of assigned projects. During 1996 the Company awarded bonuses to Ms. Maniscalco, Mr. Maccarrone and Ms. Geller of $25,000, $25,000 and $15,000, respectively. As indicated under "-- Stock Option Plans" below, certain of the named executive officers were awarded stock options in 1996.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

         Mr. Fanning's base salary of $225,000 in 1996 was based upon the terms of his employment agreement and the factors described in the "Salaries" paragraph above. The Company believes Mr. Fanning's salary is comparable to the salaries of chief executive officers of companies reviewed by the Company. In addition, Mr. Fanning can receive incentive compensation in accordance with the terms of his employment agreement. See "-- Employment Agreements." Mr. Fanning also received a discretionary bonus of $25,000 for 1996. Discretionary bonuses to Mr. Fanning are based upon the factors described in "Annual Bonuses and Incentive Compensation."

STOCK OPTION PLANS

         In 1996, the Stock Option Committee awarded stock options to purchase an aggregate of 69,401 shares and 23,134 shares to Ms. Maniscalco and Mr. Maccarrone, respectively. It is the philosophy of the Stock Option Committee that stock options should be awarded only to key employees of the Company to promote long-term interests between such employees and the Company's shareholders and to assist in the retention of such employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         John Fanning, the Company's Chairman of the Board, President and Chief Executive Officer, and Gordon Robinett, the former Vice President - Finance and Treasurer of the Company until 1989, participated in deliberations of the Company's Compensation Committee concerning executive officer compensation.

Compensation Committee:          John Fanning
                                 Gordon Robinett
                                 John H. Brinckerhoff III


                            COMMON STOCK PERFORMANCE

         The following graph compares the total cumulative return (assuming dividends are reinvested) on the Company's Common Stock during the five fiscal years ended December 31, 1996 with the cumulative return on the Nasdaq Market Index and a Peer Group Index. The Peer Group selected by the Company consists of Olsten Corp., Joule Inc., Butler International Inc., Kelly Services, Inc., Staff Builders Inc. and the Company.

                  COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
                         AMONG UNIFORCE SERVICES, INC.,
                    NASDAQ MARKET INDEX AND PEER GROUP INDEX



                                                                       Fiscal Year Ending
------------------------------     ------------------------------------------------------------------------------------------
                                         1991           1992            1993           1994          1995          1996
                                        ------         ------          ------         ------        ------        -----

Uniforce Services, Inc.                  100            92.88          100.16         150.35        167.52        314.62
Peer Group                               100           146.48          134.16         141.31        159.21        133.91
Nasdaq Market                            100           100.98          121.13         127.17        164.96        204.98


                      ASSUMES $100 INVESTED ON JAN. 1, 1992
                           ASSUMES DIVIDEND REINVESTED
                         FISCAL YEAR ENDED DEC. 31, 1996

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information at September 3, 1997 as to the Common Stock beneficially owned by directors, certain executive officers and all directors and certain executive officers of the Company as a group and by certain principal shareholders. Unless otherwise indicated, the address of each person listed below is 415 Crossways Park Drive, Woodbury, New York 11797.


NAME AND ADDRESS OF BENEFICIAL OWNER                 Number of Shares and            Percent of
                                                     Nature of Beneficial             CLASS (2)
                                                        OWNERSHIP (1)                ----------
                                                     --------------------

John Fanning (3)..............................           1,860,530 (4)                  60.2%
Fanning Asset Partners, L.P...................             361,513                      11.9%
Northern Trust Plaza, Suite 4160
Boca Raton, FL 33431
Dimensional Fund Advisors Inc. (5)............             221,400 (5)                  7.3%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401
Rosemary Maniscalco...........................              78,701 (6)                  2.5%
Harry V. Maccarrone...........................              44,202 (7)                  1.4%
Gordon Robinett...............................              10,000 (8)                   (9)
John H. Brinckerhoff..........................               8,108 (8)                   (9)
Joseph A. Driscoll............................               9,000 (8)                   (9)
                                                            1,450 (10)                   (9)
Diane J. Geller...............................
Directors and executive officers..............          2,011,991 (11)                  62.1%
  as a group (8 persons)


-------------------------
(1) Each beneficial owner named below exercises sole voting and dispositive power with respect to the shares beneficially owned.

(2) Includes the shares of the Company Common Stock subject to options (exercisable within 60 days after September 3, 1997) held by each of the named individuals or the directors and executive officers as a group for purposes of calculating the respective percentages of the Company Common Stock owned by such individuals or by the directors and executive officers as a group.

(3) Includes 361,513 shares owned by Fanning Asset Partners, L.P., a Georgia limited partnership of which Mr. Fanning is the general partner. Mr. Fanning disclaims beneficial ownership of the shares owned by said partnership in excess of his proportional interest in the partnership. Under the rules and regulations of the Securities and Exchange Commission, Mr. Fanning may be deemed a "control person" of the Company.

(4)      Includes 51,500 shares of the Company Common Stock subject to options.

(5) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 221,400 shares of the Company Common Stock as of December 31, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(6) Represents 78,701 shares of the Company Common Stock subject to options.

(7)      Includes 43,143 shares of the Company Common Stock subject to options.

(8)      Includes 8,000 shares of the Company Common Stock subject to options.

(9)      Includes 8,000 shares of the Company Common Stock subject to options.

(10)     Represents 1,450 shares of the Company Common Stock subject to options.

(11) Includes an aggregate of 198,794 shares of the Company Common Stock subject to options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         See the sections entitled "Stockholders Agreement" and "Registration Rights Agreement" in Item 3 of the Company's Schedule 14D-9 accompanying this Information Statement for a description of certain agreements concerning the Common Stock of the Company held, and the Common Stock of COMFORCE Corporation to be held after consummation of the Offer and Merger, by Mr. Fanning and an entity controlled by him.

                                                                      SCHEDULE I

                               DIRECTOR DESIGNEES


                                                  Present Occupation or
                                                  Employment and Five
NAME AND BUSINESS ADDRESS             AGE         Year Employment History
-------------------------             ---         -----------------------

James L. Paterek                       35         Mr. Paterek has served as Chairman of the
c/o COMFORCE Corporation                          Board of Parent since February 1997, having
2001 Marcus Avenue                                previously served as consultant to Parent since
Lake Success, New York 11042                      December 1995.  Mr. Paterek was a founder
                                                  of Spectrum Global Services, Inc. (following
                                                  its acquisition by Parent, renamed
                                                  COMFORCE Telecom Inc. ("COMFORCE
                                                  Telecom")) and he served as COMFORCE
                                                  Telecom's President from 1987 to 1995.

Christopher P. Franco                  38         Mr. Franco has served as the Chief Executive
c/o COMFORCE Corporation                          Officer and a Director of Parent since
2001 Marcus Avenue                                February 1997, having previously served as
Lake Success, New York 11042                      Executive Vice President of Parent since
                                                  December 1995. In addition, Mr. Franco has
                                                  served as Secretary of Parent since December
                                                  1995. From 1993 to 1995, Mr. Franco served as
                                                  Vice President and General Counsel of Spectrum
                                                  Information Technologies, Inc. (wireless
                                                  transmissions, telecommunications and
                                                  franchiser of computer stores). From 1985 to
                                                  1993, Mr. Franco practiced law, principally in
                                                  the field of corporate securities, with the law
                                                  firms of Fullbright & Jaworski (Houston),
                                                  Cummings & Lockwood (Hartford) and Kelley Drye
                                                  & Warren (New York).

Michael Ferrentino                     34         Mr. Ferrentino has served as the President and
c/o COMFORCE Corporation                          a Director of Parent since December 1995.
2001 Marcus Avenue                                Mr. Ferrentino was a founder of COMFORCE
Lake Success, New York 11042                      Telecom, and he served as COMFORCE
                                                  Telecom's Executive Vice President from 1987 to
                                                  1995. From 1984 through 1987, he was employed
                                                  by Dun & Bradstreet.

                                                  Present Occupation or
                                                  Employment and Five
NAME AND BUSINESS ADDRESS             AGE         Year Employment History
-------------------------             ---         -----------------------

Richard Barber                         38         Mr. Barber has served as a Director of Parent
c/o COMFORCE Corporation                          since December 1995 and is a member of the
2001 Marcus Avenue                                Audit Committee of the Board.  He is a partner
Lake Success, New York 11042                      at L.H. Frishkoff & Company, a certified
                                                  public accounting firm.  Mr. Barber is a
                                                  member of the American Institute of Certified
                                                  Public Accountants and the New York State
                                                  Society of Certified Public Accountants and
                                                  has served as a committee member of the New
                                                  York State Real Estate Accounting
                                                  Committee.


Keith Goldberg                         34         Mr. Goldberg has served as a Director of
c/o COMFORCE  Corporation                         Parent since December 1995 and is a member
2001 Marcus Avenue                                of the  Compensation  and  Stock  Option
Lake  Success,  New York  11042                   Committees of the Board. He is a partner at J.
                                                  Walter Thompson Advertising. Previously,
                                                  he worked for BBDO Advertising as an Associate
                                                  Creative Director from 1994 to 1995. From 1989
                                                  through 1994, he served as a Vice President at
                                                  Young & Rubicam (advertising). Dr. Glen Miller
                                                  61 Dr. Miller has served as a Director of
                                                  Parent c/o COMFORCE Corporation since December
                                                  1995 and is a member of the 2001 Marcus Avenue
                                                  Audit, Compensation and Stock Option Lake
                                                  Success, New York 11042 Committees of the
                                                  Board. He is a Vice President of Pacer
                                                  International, a telecommunications
                                                  construction company. From September 1996 to
                                                  April 1997, he was a Vice President of Cybertel
                                                  Network Systems, a telecommunications service
                                                  company. From 1990 to 1994, Dr. Miller was
                                                  responsible for strategic planning for the
                                                  Harris Corporation (electronics and
                                                  communications). From 1984 to 1990, he was
                                                  responsible for the direction and arrangement
                                                  of business activities in various markets
                                                  nationwide for GTE Telecom, a
                                                  telecommunications company. Dr. Miller is a
                                                  retired Colonel, U.S. Air Force.

                                                                      APPENDIX B

                        CHARTERED CAPITAL ADVISERS, INC.
                                145 FOURTH AVENUE
                            NEW YORK, NEW YORK 10003
                       (212) 505-9743 o (212) 533-9680 FAX

                                          September 3, 1997

Board of Directors
Uniforce Services, Inc.
415 Crossways Park Drive
Woodbury, NY 11797

Dear Members of the Board of Directors:

         We understand that Uniforce Services, Inc. ("Uniforce" or the "Company") has signed an Agreement and Plan of Merger (the "Merger Agreement") under which a wholly owned subsidiary of COMFORCE Corporation ("COMFORCE") proposes to make a, tender offer (the "Offer") to acquire all the issued and outstanding common stock of Uniforce. Under the terms of the Merger Agreement, Uniforce will merge with a wholly owned subsidiary of COMFORCE, and will thereby become a wholly owned subsidiary of COMFORCE. The per-share consideration (the "Consideration") to be paid by COMFORCE under the Offer and subsequent merger will consist of: (1) $28.00 in cash; plus (2) COMFORCE common stock equivalent in value to $4.00, calculated based on the average closing price of COMFORCE common stock during the three days preceding and following the announcement of the Offer.

         You have requested our opinion as to the fairness of the Consideration, from a financial point of view, to the shareholders of Uniforce. Chartered Capital Advisers, Inc. is customarily engaged in the valuation of businesses and their securities in connection with mergers & acquisitions, private placements, shareholder transactions, estate and gift taxes, litigation, and for other purposes.

         In connection with rendering our opinion we have, among other things:

         (1) Reviewed the Agreement and Plan of Merger, Stockholders Agreement, Registration Rights Agreement, Noncompetition Agreement, and Employment Agreements signed by and among Uniforce, COMFORCE, and/or certain of the key executives of Uniforce as of August 13, 1997;

         (2) Reviewed the Parent Disclosure Schedule Provided by COMFORCE Pursuant to the Terms of the Agreement and Plan of Merger Dated as of August 13, 1997;

         (3) Reviewed a draft of the proposed Registration Statement, Prospectus, and Proxy Statement to be filed in connection with the Merger Agreement;

         (4) Analyzed financial information with respect to Uniforce, including but not limited to unaudited financial statements for the six months ended June 30, 1997, audited financial statements for the five years ended December 31, 1996, and various internal management information reports;

         (5) Analyzed financial information with respect to COMFORCE, including but not limited to unaudited financial statements for the six months ended June 30, 1997, and audited financial statements as of and for the two years ended December 31, 1996;

         (6) Reviewed various documents filed by Uniforce with the Securities and Exchange Commission, including the Form 8-K filed on August 19, 1997, the Forms 10-Q for the quarters ended March 31, 1997 and June 30, 1997, the Forms 10-K for the five years ended December 31, 1996, and the Definitive Proxy filed on April 29, 1997;

         (7) Reviewed various documents filed by COMFORCE with the Securities and Exchange Commission, including the Form 8-K filed on August 20, 1997, the Forms 10-Q for the quarters ended March 31, 1997 and June 30, 1997, the Forms 10-K for the two years ended December 31, 1996, the Form S-3 filed on July 11, 1997, and the Definitive Proxy filed on June 30, 1997;

         (8) Visited the facilities of Uniforce and held discussions with certain members of its management and advisers concerning the past, current, and planned operations, financial condition, and business prospects of Uniforce;

         (9)      Analyzed historical stock prices of Uniforce;

         (10) Discussed with the legal advisors of Uniforce the results of their due diligence;

         (11) Considered financial data of Uniforce, and have compared that data with similar data for publicly held companies with similar investment characteristics to Uniforce;

         (12) Considered financial data of Uniforce, and have compared that data with similar data for certain business combinations and other transactions that have recently been effectuated;

         (13)     Considered the cash flow and net asset value of Uniforce;

         (14)     Considered the projected financial performance of Uniforce;

         (15)     Considered   the   acquisition   premium   reflected   in  the
                  Consideration, and compared that premium to other relevant transactions; and

         (16) Considered such other information, financial studies, and analyses as we deemed relevant, and performed such analyses, studies, and investigations as we deemed appropriate.

         Chartered Capital Advisers, Inc. has assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us. We have assumed that the representations of management have been made in good faith, and that they reflect the best currently available management judgments as to the matters covered. Our opinion is necessarily based upon economic, market, and other conditions as in effect on, and the information made available to us as of, the date of this letter. Our opinion is limited to the fairness of the Consideration as of the date hereof, from a financial point of view. We make no representations with respect to the business decision to enter into the Merger Agreement, or any other terms of the Merger Agreement. This opinion does not represent our opinion as to the value of Uniforce or COMFORCE as of the date of this letter.

         We understand that in considering the Merger Agreement, the Board of Directors of Uniforce may have considered a wide range of financial and nonfinancial factors, many of which may be beyond the scope of this letter. This letter is not intended to substitute for the Board's exercise of its own business judgment in reviewing the Merger Agreement.

         Based upon and subject to the foregoing considerations, it is our opinion as financial advisors that the Consideration is fair, from a financial point of view, to the shareholders of Uniforce.

         The foregoing opinion is to be used solely for the information and assistance of Uniforce Accordingly, it is understood and agreed that no person other than Uniforce and its officers, directors and shareholders shall be allowed to use or rely upon this opinion.

         We hereby consent to the use of this opinion in the Prospectus/Proxy Statement and Schedule 14D-9 to be filed with the Securities and Exchange Commission and to the use of our name in the Prospectus and Schedule 14D-9 in connection with the matters referred to under the caption "Opinion of Financial Advisor."

                                        Very truly yours,

                                        CHARTERED CAPITAL ADVISERS, INC.

                                        /s/ Ronald G. Quintero

                                        Ronald G. Quintero, CPA, CFA
                                        Managing Director

                                  EXHIBIT INDEX

         Exhibit 99.1 Agreement and Plan of Merger, dated as of August 13, 1997, by and among Parent, Purchaser and the Company (incorporated herein by reference to Annex A to Proxy Statement/Prospectus filed by the Company with the Commission on September 11, 1997 and included as a part of Registration Statement on Form S-4 filed by COMFORCE Corporation on September 11, 1997 under file no. 33-35451).

         Exhibit 99.2 Stockholders Agreement, dated as of August 13, 1997, among Parent, Purchaser, John Fanning and Fanning Asset Partners, L.P. (incorporated herein by reference to exhibit filed with Proxy Statement/Prospectus filed by the Company with the Commission on September 11, 1997 and included as a part of Registration Statement on Form S-4 filed by COMFORCE Corporation on September 11, 1997 under file no. 33-35451).

         Exhibit 99.3 Registration Rights Agreement dated as of August 13, 1997 among Parent, Purchaser, John Fanning and Fanning Asset Partners, L.P. (incorporated by reference to exhibit filed with Proxy Statement/Prospectus filed by the Company with the Commission on October 24, 1997 and included as a part of Amendment No. 2 to Registration Statement on Form S-4 filed by COMFORCE Corporation on October 24, 1997 under file no. 33-35451).

         Exhibit 99.4 Employment Agreement dated August 13, 1997 between the Company and John Fanning.

         Exhibit 99.5 Employment Agreement dated August 13, 1997 between the Company and Rosemary Maniscalco.

         Exhibit 99.6 Employment Agreement dated August 13, 1997 between the Company and Harry V. Maccarrone.

         Exhibit 99.7 Letter dated September 3, 1997 from Chartered Capital Advisers, Inc. to the Board of Directors of the Company (Annex B hereto).*

         Exhibit 99.8      The  Company's   Information  Statement  pursuant  to
                           Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 thereunder(Annex A hereto).*

         Exhibit 99.9      Copy of Letter to  Stockholders,  dated  October  27,
                           1997.*